UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 14, 2002

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60153**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
August 14, 2002

Item 9. Regulation FD Disclosure

On August 13, 2002, First Midwest Bancorp, Inc. (the "Registrant") filed with the Securities and Exchange Commission (the "SEC") its Quarterly Report on Form 10-Q for the quarter ended June30, 2002 (the "Report").   Accompanying the Report were certifications of the Registrant's Chief Executive Officer and Chief Financial Officer made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. Copies of these certifications are attached hereto as exhibits to this report and are being furnished pursuant to Item 9 of Form 8-K solely for the purpose of disclosure pursuant to Regulation FD, and such information shall not be deemed filed with the SEC pursuant to the Securities Exchange Act of 1934 or incorporated by reference into any registration statement, report, proxy statement or other document filed by the Registrant under such act or under the Securities Act of 1933.

Item 7. Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

   99.1   Certification of the Chief Executive Officer of First Midwest Bancorp, Inc. pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.2   Certification of the Chief Financiale Officer of First Midwest Bancorp, Inc. pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

| | First Midwest Bancorp, Inc. |
| | (Registrant) |

Date: August 14, 2002	/s/ MICHAEL L. SCUDDER
	Michael L. Scudder
	Executive Vice President

Exhibit 99.1

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, the undersigned officer of First Midwest Bancorp, Inc. (the "Company"), hereby certifies that:

(1) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ROBERT P. O'MEARA
Name: Robert P. O'Meara
Title: Chief Executive Officer

Dated: August 13, 2002

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 99.2

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, the undersigned officer of First Midwest Bancorp, Inc. (the "Company"), hereby certifies that:

(3) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Act of 1934, as amended; and

(4) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL L. SCUDDER
Name: Michael L. Scudder
Title: Chief Financial Officer

Dated: August 13, 2002

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.